ADURO CLEAN TECHNOLOGIES INC.
542 Newbold St.
London, Ontario N6E 2S5, Canada

April 24, 2024

CONFIDENTIAL SUBMISSION

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sirs/Mesdames:

Re:	Confidential Submission of Aduro Clean Technologies Inc. Registration Statement on Form F-1

In connection with the Registration Statement on Form F-1 of Aduro Clean Technologies Inc. (the "Company"), the Company hereby submits a draft Registration Statement on Form F-1 (the "Draft Registration Statement"), including certain exhibits, to the Securities and Exchange Commission for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the "JOBS Act"). The Company confirms that it is an "emerging growth company" as defined in the JOBS Act, and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to the requested effective date of the registration statement.

If you have any questions regarding the Draft Registration Statement, please contact the Company's legal counsel: Clark Wilson LLP, Attention: Andrew Stewart by phone at (604) 891-7700 or via email at astewart@cwilson.com.

ADURO CLEAN TECHNOLOGIES INC.

/s/ Ofer Vicus
Ofer Vicus
Chairman, Chief Executive Officer and Director